UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at January 14, 2010

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: January 14, 2010

* Print the name and title of the signing officer under his signature.

    Level 0 Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.,
Houghton Estate, Johannesburg, 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
--
Ste. 1020-800 West Pender Street
Vancouver, BC
Canada
Tel: 604-684-6365
Toll Free: 1-800-667-2114
Fax: 604-684-8092

ROCKWELL ANNOUNCES RESULTS FOR Q3 FISCAL 2010

January 14, 2010, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announces financial results for the three and nine months ended November 30, 2009. Currency values are presented in Canadian dollars unless otherwise indicated.

Rockwell is engaged in alluvial diamond production with focus on the mining and development of alluvial diamond deposits that yield high value gemstones.

In 2010, Rockwell has operated the Holpan, Klipdam, and Saxendrift mines and its fourth operation, the Wouterspan mine, is currently on care and maintenance. The Company has implemented a number of key initiatives at its operations in fiscal 2010 resulting in better mining and processing plant efficiencies, increased production, higher diamond recoveries, lower operating costs, and improved overall operating performance.

The improved operating efficiencies implemented by the Company, in combination with improving diamond prices, resulted in profitable operations in the three months ended November 30, 2009.

Production of exceptional stones

•Three large stones recovered in September/early October: a 122-carat rounded octahedral stone of light yellow Cape colour with a number of inclusions; a 120-carat irregular rounded and frosted stone which appears to be of good white colour and clarity, and a 105-carat high quality rounded, white stone of excellent clarity at Saxendrift.
•Three high quality coloured diamond recovered in October: a 30.54 carat salmon-pink stone and two intense fancy yellow stones of 35.54 and 36.32 carats were recovered at Saxendrift.
•Three greater than 50-carat stones recovered in November - a 60.8 carat rounded off-white stone at Saxendrift and a 52.4 carat light yellow octahedral stone of excellent clarity at Holpan.

Increasing diamond prices

•Average price received during the three months ended November 30, 2009 was US$1,269 per carat, a 48% increase over the US$855 per carat in the previous three month period.

Operating costs improved and stabilizing

•The average operating cash cost for the Company's three operations over the nine months in fiscal 2010 is US$2.73 per tonne. The average cost for all the operations including rehabilitation, hire purchase payments and royalties is US$4.44 per tonne.

Operations Overview

In the three months ended November 30, 2009:
•         7,963.28 (2008: 5,981.25) carats were produced at the Holpan/Klipdam and Saxendrift operations. 5.3 carats were recovered from the Wouterspan final recovery plant during auditing and reprocessing of concentrate material.
•        9,409.94 carats were sold at an average price of US$1,268.83 per carat.
•        Sales of $12.8 million, together with other sales of $0.09 million, resulted in $12.9 million in revenue.
•        Cost of sales of totalled $7.1 million and amortization totalled $3.3 million.
•        An operating profit of $2.5 million was realized for the period.
•        Net general and administrative expenses amounted to $1.6 million, interest amounted to $0.3 million and taxation was $0.05 million
•        A profit of $ 0.5 million or 0.002 cents per share was realized for the period.

In the nine months ended November 30, 2009:
•        19,920.44 (2008: 16,558.09) carats were produced from operations at Holpan/Klipdam, Wouterspan and Saxendrift.
•        20,646.13 carats were sold at an average price of US$969.17 per carat.
•        Tender sales of $21.9 million, plus beneficiation profit share of US$0.5 million and other sales of $0.3 million, resulted in total revenue of $22.7 million.
•        Cost of sales of $16.7 million and amortization of $8.3 million. As a result, an operating loss of $2.3 million was realized for the period.
•        Net general and administrative expenses amounted to $4.8 million, and net interest expenses were $1.1 million, offset by a net tax recovery of $1.6 million. As a result a loss of $6.1 million or $0.026 cents per share was realized for the period.

Diamonds in inventory at November 30, 2009 totalled 2,800.51 carats.

Production, Sales and Inventory

The following is a comparison of the nine months ended November 30, 2009 with the nine months ended November 30, 2008.

Production
Operation	9 months ended November 30, 2009			9 months ended November 30, 2008
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	653,992	4,913.61	0.75	512,510	3,869.78	0.76
Klipdam	737,369	7,945.42	1.08	668,674	6,520.90	0.98
Wouterspan	0	14.08	0.00	552,293	3,896.42	0.71
Saxendrift	905,582	7,047.33	0.78	175,441	2,270.99	1.29
Total	2,296,943	19,920.44	0.86	1,908,918	16,558.09	0.87

Sales, Revenue and Inventory
Operation	9 months ended November 30, 2009				9 months ended November 30, 2008
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	5,252.96	2,052,602	390.75	501.73	2,946.42	3,958,748	1,343.58	1,287.79
Klipdam	8,634.08	5,109,645	591.80	1,053.65	4,825.13	18,779,616	3,892.04	2,050.74
Wouterspan	589.68	280,187	475.15	0.00	2,673.86	4,360,884	1,630.93	1,529.26
Saxendrift	6,169.41	12,567,081	2,037.00	1,245.13	1,520.17	3,274,483	2.154.02	751.45
Total	20,646.13	20,009,515	969.17	2,800.51	11,965.58	30,373,731	2,538.43	5,619.24

                                                                       *Included in the Klipdam sales are 322.02 carats at $122,973 from Windsorton, a prospecting right

Inventory ( carats )
Operation	Rough Diamond Inventory Beginning of Period	Production	Rough Diamond Sales	Rough Diamond Inventory End of Period
Holpan	841.08	4,913.61	5,252.96	501.73
Klipdam	1,742.31	7,945.42	8,634.08	1,053.68
Wouterspan	575.60	14.08	589.68	0.00
Saxendrift	367.21	7,047.33	6,169.41	1,245.13
Total	3,526.20	19,920.44	20,646.13	2,800.51
                                                                        *Included in the Klipdam inventory are 199.89 carats from Windsorton, a prospecting right

Profit and Loss

The Company realized a loss of $6.1 million for the nine month period ended November 30, 2009 compared to a loss of $1.5 million for the comparable period in the prior year. The loss was due weakness of diamond prices through the first two quarters of fiscal 2010. Though prices remained weak during this period, there has been an overall improvement in prices of about 49% from the initial sharp fall in the last quarter of fiscal 2009. During the nine months ended November 30, 2009, the Company realized rough diamond sales of $22.4 million compared to $33.4 million for the comparable period in the prior year.

As noted above, the credit crunch and ensuing recession resulted in prices falling sharply in late calendar 2008 (fourth quarter of fiscal 2009). Sales prices achieved in the Company's first fiscal quarter of 2010 were below the cost of production; however, prices achieved in the second quarter covered the cost of production but were not sufficient to cover fixed overheads in full and lease payments. As the Company was required to maintain liquidity, sales were made below production cost. In July and August (second quarter fiscal 2010), cash inflows from sales exceeded outflows from operating expenses, though overall inflows were not sufficient to cover the full costs of the lease payments on a limited amount of earth moving equipment which resulted in the Company invoking the payment deferral with Komatfin, which ended on the November 1. Income generated in November has been sufficient to cover all the third quarter costs and significant arrear creditors, including ZAR11.4 million ($1.6 million) for outstanding royalties. The November income resulted in a third quarter operating profit.

Mining costs for the nine months ended November 30, 2009 amounted to $16.7 million (nine months ended November 30, 2008 - $15.9 million), which excludes amortization and depletion charges of $8.3 million (nine months ended November 30, 2008 - $8.1 million).

Exploration expenses (excluding stock-based compensation) decreased to $93,985 for the nine months ended November 30, 2009 compared to $367,170 for the same period in the prior year. This decrease is due to less engineering activities and property assessment fees performed during the nine month period ended November 30, 2009 on South African diamond properties.

Administrative costs for the nine months ended November 30, 2009 decreased to $2.3 million from $2.5 million incurred for the same period in the prior year, primarily the result of controlling costs and reducing overheads. Travel and conference expenses amounted to $152,474 for the nine months ended November 30, 2009 compared to $458,782 for the same period in the previous year. Legal, accounting and audit expenses for the nine months ended November 30, 2009 amounted to $884,124 compared to $1,454,927 incurred for the same period in the prior year. The Company has experienced significant legal costs due to the unsolicited bid by Pala and the capital raising exercise.

Stock-based compensation decreased to $146,444 for the nine months ending November 30, 2009 in comparison to $1,557,517 for the same period in the previous year.

Interest expenses were $1,221,402 for the nine months ended November 30, 2009, compared to $1,939,516 for the nine months ended November 30, 2008. These charges were incurred due to the use of the credit facility to maintain working capital and the deferred lease payments.

Additional details can be found in the Company's Financial Statements and Management's Discussion and Analysis which are filed on www.sedar.com.

  Private Placement and Rights Offering

Further to its news release of January 6, 2010, Rockwell has closed a second round of its private placement, which was oversubscribed and resulted in the receipt of approximately $8.6 million in total. These funds were raised through the issue of a total of 132.8 million new shares at share price of $0.065.

Due to the success of the private placement and the intervening holiday period, the Company's rights offering was delayed slightly so that the private placement could close. The Company expects to file the final rights offering circular Canadian securities regulatory authorities in all of the provinces and territories of Canada and with the Toronto and Johannesburg stock exchanges shortly, following which the Company will be in a position to provide a timetable for the implementation and closing of the rights offering. Completion of at least $3.1 million of this rights offering is guaranteed by Daboll Consultants, which is associated with the Steinmetz Diamond Group.

Plans Moving Forward

Rockwell's priority is to maintain flexibility and resourcefulness to overcome the challenges of the world economic crisis and the concomitant significant decline in international diamond prices. In this respect the Company continues to manage costs, leverage diamond sales, and increase production to maximize revenues at its operations.

Through the success of its private placement, and the support of its new long term investors such as Godia Capital and existing shareholders, Rockwell expects to raise up to $14.7 million through the combined private placement and rights offering. Proceeds from the combined fund raising will be utilized to strengthen the Company's balance sheet, settle short term debt, and undertake further production improvements and cost saving measures at existing operations. Given the improvements in diamond prices, the Company also plans to use a portion of the proceeds to upgrade and re-commission the plant at Wouterspan in the last quarter of fiscal 2010.

President and CEO John Bristow commented, "Rockwell is well positioned to benefit from further increases in diamond prices. The Company has implemented significant improvements to operating and costs structures in all parts of its business, and management believes that these provide the foundation on which to proceed with growth and expansion plans."

The Company will host a telephone conference call on Monday January 18 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific; 5:00 p.m. Johannesburg) to discuss these results. The conference call may be accessed by dialing (888) 282-4591 (toll free) or 719-457-2637 (toll) in North America, 0 800 980 989 (toll free) in the United Kingdom and 0 808 101 1147 (toll free) in South Africa. A live and archived audio webcast will also be available at on the Company's website at www.rockwelldiamonds.com.
The conference call will be archived for later playback until midnight (ET) January 24, 2010 and can be accessed by dialing (888) 203-1112 (toll free) in North America or (719) 457-0820 (toll) and using the pass code 2475528.

For further information on Rockwell and its operations in South Africa, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects. For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by law.